Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
(Dollars in Millions)	Oct 1, 2016	Sep 26, 2015
Earnings[1]	$8,557	$10,128
Adjustments:
Add - Fixed charges	686	435
Subtract - Capitalized interest	(82)	(202)
Earnings and fixed charges (net of capitalized interest)	$9,161	$10,361

Fixed charges:
Interest[2]	$575	$211
Capitalized interest	82	202
Estimated interest component of rental expense	29	22
Total	$686	$435

Ratio of earnings before taxes and fixed charges, to fixed charges	13x	24x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.